UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FLATWORLD ACQUISITION CORP.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G35536120

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G35536120

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) FWAC Holdings Limited
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 573,875
6. Shared Voting Power 0
7. Sole Dispositive Power 573,875
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 573,875
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G35536120

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) FWAC Sponsor Limited
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 513,222
7. Sole Dispositive Power 0
8. Shared Dispositive Power 513,222
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,222
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G35536120

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Gilbert H. Lamphere
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 50,000
6. Shared Voting Power 177,062
7. Sole Dispositive Power 50,000
8. Shared Dispositive Power 177,062
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,062
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G35536120

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Shri Krishan Gupta
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization India
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 198,771
7. Sole Dispositive Power 0
8. Shared Dispositive Power 198,771
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,771
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).

Name of Issuer

FlatWorld Acquisition Corp. (the “Issuer”)

Item 1(b).

Address of the Issuer’s Principal Executive Offices

Palm Grove House, Road Town, Tortola VG1110, British Virgin Islands

Item 2(a).

Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)

FWAC Holdings Limited (“Holdings”)

(ii)

FWAC Sponsor Limited (“Sponsor”)

(iii)

Gilbert H. Lamphere

(iv)

Shri Krishan Gupta

Item 2(b).

Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is Palm Grove House, Road Town, Tortola VG1110, British Virgin Islands.

Item 2(c).

Citizenship

(i)

Holdings is a British Virgin Islands business company with limited liability

(ii)

Sponsor is a British Virgin Islands business company with limited liability

(iii)

Mr. Lamphere is a citizen of the United States

(iv)

Mr. Gupta is a citizen of India

Item 2(d).

Title of Class of Securities

Ordinary shares, no par value

Item 2(e).

Cusip Number

G35536120

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ](a)  Broker or Dealer registered under Section 15 of the Exchange Act.

[ ](b) Bank as defined in Section 3(a)(b) or the Exchange Act.

[ ](c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

[ ](d) Investment company registered under Section 8 of the Investment Company Act.

[ ](e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

[ ](f)  An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

[ ](g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

[ ](h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

[ ](i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

[ ](j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Sponsor holds a 89.4% ownership interest in Holdings, representing an indirect ownership of 513,222 ordinary shares.  Sponsor disclaims beneficial ownership of any shares in which it does not have a pecuniary interest.

Mr. Lamphere is the beneficial owner of 227,062 ordinary shares, which includes 177,062 ordinary shares through his interests in Gilbert H. Lamphere WFBNA Custodian Trad IRA, a member of Sponsor, as well as 50,000 ordinary shares owned directly which were purchased under the Directed Unit Program of the Issuer’s initial public offering.  Mr. Lamphere has sole voting and dispositive power with respect to 50,000 ordinary shares and shares voting and dispositive power with respect to 177,062 ordinary shares.  Mr. Lamphere disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

Mr. Gupta is the beneficial owner of 198,771 ordinary shares through his membership interests in Sponsor, which includes 55,582 ordinary shares through his ownership interest in Nagina Engineering Investment Corp. and 143,189 ordinary shares held individually. Mr. Gupta shares voting and dispositive power with respect to all of the foregoing ordinary shares.  Mr. Gupta disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

 Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.

Identification and Classification of Members of the Group

Not Applicable

Item 9.

Notice of Dissolution of Group

Not Applicable

Item 10.

Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:	February 14, 2012

FWAC Holdings Limited

By: /s/ Jeffrey A. Valenty Name: Jeffrey A. Valenty Title: President

FWAC Sponsor Limited

By: /s/ Raj K. Gupta
Name: Raj K. Gupta
Title: CEO

/s/ Gilbert H. Lamphere

Name: Gilbert H. Lamphere

/s/ Shri Krishan Gupta

Name: Shri Krishan Gupta

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, no par value, of Flatworld Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2012.

FWAC Holdings Limited

By: /s/ Jeffrey A. Valenty Name: Jeffrey A. Valenty Title: President

FWAC Sponsor Limited

By: /s/ Raj K. Gupta
Name:Raj K. Gupta
Title:CEO

/s/ Gilbert H. Lamphere

Name: Gilbert H. Lamphere

/s/ Shri Krishan Gupta

Name: Shri Krishan Gupta